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                           July 25, 2022

       Michael Miebach
       President and Chief Executive Officer
       Mastercard Inc.
       2000 Purchase Street
       Purchase, NY 10577

                                                        Re: Mastercard Inc.
                                                            Form 10-K For
Fiscal Year Ended December 31, 2021
                                                            Response dated July
8, 2022
                                                            File No. 001-32877

       Dear Mr. Miebach:

              We have reviewed your July 8, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 27, 2022 letter.

       Form 10-K For Fiscal Year Ended December 31, 2021

       Item 7. Management's discussion and analysis of financial condition and results of operations
       Financial Results
       Revenue, page 51

   1. We note your response to comment 1. We continue to consider your response and may have additional
comments.
       Notes to consolidated financial statements
       Note 3. Revenue, page 77

   2. We note your response to comment 2. Please explain what the gross revenue excluding the impact of rebates
and incentive represents and how you determined the revenue by
 Michael Miebach
Mastercard Inc.
July 25, 2022
Page 2
         source amounts. Please also tell us how you determined it is appropriate to use the titles
            gross revenue    and    other revenues    as they do not represent
GAAP revenue in
         accordance with ASC 606 guidance. In addition, please further explain why performing an allocation of rebates and incentives to the individual sources of revenue would require a high level of assumptions to estimate when the rebates and incentives can be tied to customer contracts and customer performance.
       You may contact Tony Watson at (202) 551-3318 or Suying Li at (202) 551-3335 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameMichael Miebach                             Sincerely,
Comapany NameMastercard Inc.
                                                              Division of
Corporation Finance
July 25, 2022 Page 2                                          Office of Trade &
Services
FirstName LastName